FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

     BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks and Financial Institutions, Chilean Superintendency of Securities and Insurance and local stock exchanges, informing of the resolutions adopted by Banco de Chile’s Board of Directors in a meeting held on January 24, 2008, when it was resolved to schedule an Ordinary Shareholders Meeting to be held on the 27th of March, 2008, with the purpose of discussing matters regarding dividends.

Santiago, January 25, 2008

Mr. Gustavo Arriagada Morales
Superintendent of Banks and
Financial Institutions

RE: ESSENTIAL INFORMATION

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you, as essential information regarding this Banking Institution, that in the Ordinary Meeting No. BCH 2,660 held on the 24th of January, 2008, the Board of Directors of Banco de Chile resolved to schedule an Ordinary Shareholders Meeting to be held on the 27th of March, 2008 with the objective of proposing, among other matters, the distribution of the Dividend number 196 of Banco de Chile payable at the expense of the profits obtained during the fiscal year ending the 31st of December, 2007, which correspond to 100% of the profits. The said dividend will be the amount of $3.365289 per every share of Banco de Chile that is currently subscribed and paid up. In the event that by the time of payment of such dividend, all or part of the 439,951,628 shares resulting from the capital increase agreed on the Extraordinary Shareholders Meeting held on May 17, 2007, pending of being traded, be subscribed and paid up, the dividend will be the one resulting from the division of the profits gained during the fiscal year of 2007 and the shares effectively subscribed and paid up at the time of such payment. In the event that all the shares had been traded, the dividend will be the amount of $3.344850 per share.

In addition, the Board of Directors also resolved to propose the approval of the Dividend of Citibank Chile, in the amount of $2.626161 per every “Banco de Chile-S” share, which will be payable at the expense of the profits obtained during the fiscal year ending the 31st of December, 2007, corresponding to 100% of the profits.

Sincerely,

Fernando Cañas Berkowitz
President and CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2008

Banco de Chile

/S/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz President and CEO